Mail Stop 3561

October 23, 2007

Via Fax & U.S. Mail

Mr. Herbjorn Hansson
Chairman and Chief Executive Officer
Nordic American Tanker Shipping Limited
LOM Building
27 Reid Street
Hamilton, HM 11
Bermuda

     Re: **Nordic America Tanker Shipping, Ltd.**
             Form 20-F for the year ended December 31, 2006
             Filed June 29, 2007
             File No. 1-13944

Dear Mr. Hansson:

We have completed our review of your Form 20-F noted above and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief